Mail Stop 6010

December 13, 2007

Timothy C. Scott, Ph.D.
President
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

Re: Provectus Pharmaceuticals, Inc.
Registration Statement on Form SB-2
File Number 333-147783

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form SB-2

1. In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

2. We note that it appears that two of the selling shareholders, Eric A. Wachter and Gryffindor Capital Partners I, LLC, are affiliates of the company. The sale by these affiliated selling shareholders appears to be "by or on behalf of the registrant" and therefore a primary offering. As it appears you are not eligible to use Form S-3 for a primary offering of your equity securities, you would not be eligible to conduct an at the market offering for those equity securities held by affiliated selling shareholders. Please revise your registration statement to identify the affiliated selling shareholders as underwriters and set a price for the offering.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts

Timothy C. Scott, Ph.D.
Provectus Pharmaceuticals, Inc.
December 13, 2007
Page 2

relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Linda Crouch-McCreadie, Esq.
       Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
       100 Med Tech Parkway, Suite 200
       Johnson City, TN 37604